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                 April 6, 2022

       James Manning
       Chief Executive Officer
       Mawson Infrastructure Group Inc.
       Level 5, 97 Pacific Highway
       North Sydney NSW Australia 2060

                                                        Re: Mawson
Infrastructure Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2022
                                                            File No. 333-264062

       Dear Mr. Manning:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
       Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Chad R. Ensz